UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No.: 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On December 3, 2025, Check Point Software Technologies Ltd. (NASDAQ: CHKP) (the “Company”) issued a press release announcing the pricing of $1.75 billion principal amount of 0.00% convertible senior notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.  A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated December 3, 2025 entitled “Check Point Software Announces Pricing of Private Offering of $1.75 billion of 0.00% Convertible Senior Notes due 2030.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2025

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
	By:	/S/ ROEI GOLAN
	Name:	Roei Golan
	Title:	Chief Financial Officer